**Owners and Executive Officers**

| Direct Owners & Officers | Indirect Owners |
|---|---|

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. To update the information you must be entitled to file Form BD filings on behalf of your firm. **Click here** to view the list of system Administrators at your firm.

| Full Legal Name | Title or Status | Title or Status Acquired | Percent Ownership | Control Person | Public Reporting Company |
|---|---|---|---|---|---|
| **Individual** | | | | | |
| ZEMLYAK, JAMES MARK | DIRECTOR | 08/01/2002 | Less than 5% | Yes | No |
| NOLL, DOUGLAS WAYNE | PRINCIPAL OPERATIONS OFFICER | 06/01/1995 | Less than 5% | No | No |
| KAZEMBE, RITA STEPHANIE | CCO ADVISORY SERVICES | 03/01/2011 | Less than 5% | No | No |
| KRUSZEWSKI, RONALD JAMES | CHAIRMAN, CEO, PRESIDENT, AND DIRECTOR | 08/01/2002 | Less than 5% | Yes | No |
| FISHER, MARK | GENERAL COUNSEL - STIFEL FINANCIAL | 06/01/2014 | Less than 5% | No | No |
| OLSEN, JOHN GERALD | CHIEF COMPLIANCE OFFICER - PRIVATE CLIENT GROUP | 05/01/2015 | Less than 5% | No | No |
| AYD, PAUL JOSEPH | CHIEF COMPLIANCE OFFICER - FIXED INCOME CAPITAL MARKETS | 05/01/2015 | Less than 5% | No | No |
| STEGELAND, GARRY JOSEPH | CHIEF COMPLIANCE OFFICER - STIFEL FINANCIAL | 07/01/2015 | Less than 5% | No | No |
| HYDE, GINA ELIZABETH | CCO OF EQUITY CAPITAL MARKETS | 08/01/2016 | Less than 5% | No | No |
| SCHRICK, FREDERICK RICHARD | PRINCIPAL FINANCIAL OFFICER | 08/01/2017 | Less than 5% | Yes | No |
| BROOKS, PATRICK RODGERS | ROSFP - CAPITAL MARKETS | 05/01/2009 | Less than 5% | No | No |
| NESI, VICTOR JOHN | DIRECTOR | 06/01/2018 | Less than 5% | Yes | No |
| MELINGER, ADAM SCOTT | ROSFP - PCG | 08/01/2019 | Less than 5% | No | No |
| **Domestic Entity** | | | | | |
| STIFEL FINANCIAL CORP. | SHAREHOLDER | 02/01/1982 | 75% or more | Yes | Yes |
| **Foreign Entity** | | | | | |
| **No Information Available.** | | | | | |